Exhibit 1

(English Translation)

Articles of Association of the Spanish Corporation

“Telvent GIT, S.A.”

Title I

Article 1. Company name.

The Company’s name is “Telvent GIT, S.A.”

Article 2. Duration

The duration of the Company shall be indefinite. The Company commenced trading on the same day as the grant of the articles of incorporation, and shall be dissolved on grounds established by Law.

Article 3. Registered office.

The registered office of the Company is in Alcobendas (Madrid) Calle Valgrande 6. The Board of Directors is entitled to create, close down or transfer branches, agencies, offices or delegations, in any location nationally or abroad.

Article 4. Corporate purpose

The corporate purpose of the Company Telvent GIT, S.A. is:

I.	To manufacture, develop, market, maintain, repair and install all kinds of information and control, protection, monitoring and security devices and systems by means of physical, computer, electronic, electromechanical, electrical, visual, magnetic, luminous, acoustic or instrumental devices and systems for security, monitoring, protection and control especially in relation to equipment, signaling and runway lighting, civil works, protection against fire, environmental monitoring, energy control, electrical monitoring, meteorological monitoring, the control of access of persons or things, tolls, notes/tickets, parking, information systems, applied engineering and systems for the ordinance, regulation, monitoring, supervision and measurement of signal systems for road and rail traffic throughout the entire extension thereof.

II.	To develop, construct, assemble, operate, repair, maintain, import, export, sell and lease all kinds of machines, devices, installations, units, sub-units, individual parts and materials for all computer, electronic, electromechanical and electrical applications, and likewise of scientific devices for control, measurement and installation, repair and maintenance thereof.

III.

Engineering and services in the Internet market and new developments in telecommunications. Within the services are included consultancy, engineering, systems integration, software development, marketing of computer and telecommunications equipment, marketing of software applications, licenses and products, operating of buildings designed to house computer and telecommunications equipment of third parties, provision of Internet access, marketing of telecommunications services such as re-selling of broadband, number portability, outsourcing of telecommunications and computer systems, electronic commerce and in general any other service with value added dedicated to the development of new businesses in the telecommunications, Internet and electronic commerce areas, and likewise the creation of companies and making of investments in companies by taking on shares and debt.

IV.	To exploit for lucrative gain buildings that are specifically designed to house computer systems and equipment, and/or to house communications network operating systems and equipment owned by third parties, such as: switching centers, transmission equipment, network management systems, satellite or radio stations, etc., together with the necessary associated installations. Consequently, to provide services relating to the design, operation and maintenance of such equipment and systems, together with the carrying out of works to adapt premises to house the electronic, electromechanical, electrical installations and telecommunications equipment.

V.	To obtain, purchase, sell, transfer and operate concessions, rights and patents;

VI.	To acquire, promote, dispose of and use and encumber all types of movable assets and real estate related to the activities detailed in the paragraphs above and rights attachable on its own account without restriction of any kind and any other commercial activities directly or indirectly relating to those of the above-mentioned corporate purpose.

Such activities may be carried out by the Company wholly and directly or partially and indirectly by means of the holding of shares in Companies with identical or comparable corporate purpose.

Title II

On Capital Stock and Division Thereof into Shares

Article 5. Capital Stock

Capital stock is one hundred and two million, four hundred and fifty four thousand, six hundred and fifty two euros, and fifty cents (102,454,652.50 €), represented by thirty four million, ninety four thousand, one hundred and fifty nine (34,094,159) shares of three euros and point zero zero five zero five euro cents (3.00505 euros) par value each, integrated into one class and series only and numbered consecutively from one (1) to thirty four million ninety four thousand one hundred and fifty nine (34,094,159) inclusive.

All such shares shall confer equal rights and shall be represented by registered share certificates, which may be issued as multiple certificates, although shareholders will be entitled, at any moment, to demand their individualization.

Capital stock is fully subscribed and one hundred percent (100%) paid in.

Article 6. Increase and Reduction of Capital Stock.

Capital stock may be increased or reduced by resolution of the General Shareholders’ Meeting convened for this purpose, with the requirements and the quorum of attendance provided for in Article 103 of the Spanish Corporations Law.

The General Shareholders’ Meeting shall specify the deadlines and conditions for each new issue and the governing body shall have the necessary powers to comply with the resolutions adopted in this respect by the General Shareholders’ Meeting.

The General Shareholders’ Meeting may authorize the governing body to increase capital stock, once or various times, up to the figure freely decided thereby, that may not exceed one half of the Company’s par value, to the extent and in the amount thereby decided, without prior consultation with the General Shareholders’ Meeting, by means of cash contribution, within the deadlines specified by Law and likewise authorizing the governing body to amend article five of these Articles of Association, adapting it to the successive capital increases.

Article 7. Preemptive Right.

The shareholders shall have preemptive rights vis-à-vis any other person to subscribe, in proportion to the certificates they may hold, to any new shares issued.

Article 8. Share transfer

Shares are transferable, without restriction of any kind, by all methods allowed by Law. Foreign legal entities and individuals may subscribe to or acquire shares of the Company under the terms and conditions established by current legislation or any legislation passed in the future.

Article 9. Shareholders’ Rights

Each share shall confer on its holder the right to attend General Shareholders’ Meetings and to issue a vote, to challenge company resolutions, to participate in the distribution of company earnings and in any surplus assets resulting from liquidation and other rights inherent in the holder’s status as shareholder.

Article 10. Application for Certificates.

Certificates representing the shares must be drawn up in the form and with the contents determined by current laws. They shall be authorized by signing by one or more Directors, which may be reproduced by mechanical means.

Whilst no certificates are issued, provisional vouchers for the shares can be delivered to the shareholders.

Title III

On Governance of the Company

Article 11. Governance and administration of the Company

Governance and administration of the Company pursuant to the provisions of these Articles of Association is entrusted to the General Shareholders’ Meeting, to the Governing Body, and if appointed, to the Executive Committee and to the Chief Executive Officer.

Governance of the Company is entrusted to a Board of Directors, and if the latter is so resolved, to an Executive Committee and one or more Chief Executive Officers. The General Shareholders’ Meeting, following amendment of the Articles of Association, may amend the structure of the Governing Body and entrust governance thereof to: i) a sole director; ii) to various joint and several directors (administradores solidarios) and iii) to two joint but not several directors (administradores conjuntos o mancomunados).

Section One

General Shareholders’ Meetings

Article 12. General Shareholders’ Meetings

The General Shareholders’ Meeting, duly convened and formed, represents the entirety of the shareholders, and the resolutions thereof, adopted as per Articles of Association, shall be obligatory for all, including those abstaining, dissenters blank voters and absentees.

Article 13. Class of General Shareholders Meeting

The General Shareholders’ Meeting, made up potentially of all shareholders including holders of nonvoting shares, may be Ordinary and Extraordinary, and must be convened by the Directors of the Company.

The Ordinary General Shareholders’ Meeting shall be held once a year within the first six months of the year, to scrutinize corporate management, approve as the case may be the financial statements of the previous year and decide on the distribution of income or losses.

The Extraordinary General Shareholders’ Meeting shall meet when the Company’s Board of Directors so resolves, or where such is requested by a number of shareholders representing at least five percent of capital stock and expressing in said request the matters to be dealt with by the Meeting. In this latter case the Meeting must be called to be held within the thirty days following the date on which the directors have been required via notary to call it. The directors shall draw up the Agenda, and shall be obliged to include the items included in the request.

In the absence of the necessary call, the shareholders may, following an audience with the Board of Directors and such being recorded in the Minutes, apply to a Madrid First Instance Judge for application of the provisions of article 101 of the Law.

With regard to possible special Meetings, which shall be made up of the holders of the shares that are affected by the special resolution in question, this shall be in accordance with the Law.

Article 14. Call Notice

Both the Ordinary and Extraordinary General Shareholders’ Meetings shall be held at the place and on the date and at the time indicated in the call.

Call notices for the General or Special Shareholders’ Meetings shall be published in the Official Gazette of the Mercantile Register and in one of the highest-circulation newspapers in the province, with at least one month’ notice prior to the date indicated for the meeting. The announcement shall detail all the matters that are to be dealt with, and may state the date on which the Meeting shall meet at second call, if necessary. The call shall make mention, as appropriate, of the shareholders’ rights to information pursuant to Article 112 of the Spanish Corporations Law.

Notwithstanding the provisions of the previous paragraphs, the Meeting shall be deemed called and shall be validly convened to deal with any matter where all the capital stock is present or duly represented, and those attending unanimously agree to hold the Meeting.

Article 15. Makeup and Quorum of the Shareholders’ Meeting

The General Shareholders’ Meeting shall be validly convened at first call when the shareholders, present or duly represented, possess twenty-five percent of subscribed voting stock.

At second call the Meeting shall be validly convened regardless of the stock attending.

For the Ordinary or Extraordinary General Shareholders’ Meeting to be able to validly agree the issue of shares, increase or reduction of capital, transformation, merger or spin-off of the Company, and in general any amendment of the Articles of Association, the attendance of shareholders in person or duly represented possessing at least 50 percent of subscribed voting stock shall be necessary at first call.

At second call the attendance of twenty-five percent of said stock shall be sufficient. Where the shareholders attending represent less than fifty percent of the voting capital subscribed, the adopting of resolutions shall require the affirmative vote of at least two thirds of capital present or represented at the Meeting.

Article 16. Right to Attend

Each shareholder shall have the right to attend all the General Shareholders’ Meetings, either in person or by proxy, and shall have one vote for each one of the shares that it holds. Proxy representation may be conferred by means of a normal letter signed by the shareholder, especially for each Meeting, subject to the provisions of the Law, and without prejudice to the provisions of Articles 107 and 108 thereof.

Directors shall be obliged to attend the General Shareholders’ Meetings.

Managers, technical personnel and other persons with an interest in the proper progress of Company matters may attend, where their presence has been approved by the Meeting itself.

Article 16.bis: Place and time of the Meeting

The general shareholders’ meeting may be attended by (i) going to the place where the meeting is to be held or, (ii) if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting. The principal place of the meeting must be located in the municipal area of the Company’s registered office, but supplemental locations need not be so located. For all purposes relating to the general shareholders’ meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting. The meeting shall be deemed to be held at the principal location thereof.

Article 17. Method of deliberation and adoption of resolutions

The Chairman of the Board of Directors or in his absence the Deputy Chairman shall preside over all General Shareholders’ Meetings. Otherwise, the Meeting shall be presided over by the Shareholder that the shareholders attending the meeting elect for said Meeting.

The Secretary of the Board of Directors, if any, shall act as Secretary of the Shareholders’ Meeting. In default, or in his/her absence, the shareholders attending the Meeting shall appoint the Secretary.

The Chairman shall direct the deliberations, giving the floor to the shareholders or the representatives who have requested it in writing, in the strict order in which the requests have been received, and then those that so request verbally.

Each of the items forming part of the agenda provided for in the call shall be voted on separately, the resolution being passed if so decided by one half plus one of the voting shares present or represented. The results shall be recorded in the Minutes, with whatever else is appropriate. In all other matters, the relevant provisions of the Law shall be applicable.

Article 17.bis: Distance voting

1. Shareholders entitled to attend and to vote may cast their vote on proposals relating to items on the agenda for any general shareholders’ meeting by the following means: (i) by hand-delivery or postal correspondence, sending the Company the duly signed attendance and voting card (together with the ballot form, if any, provided by the Company), or other written means that, in the judgment of the board of directors recorded in a resolution adopted for such purpose, allows for the due verification of the identity of the shareholder exercising his voting rights; or (ii) by electronic correspondence or communication with the Company, which shall include an electronic copy of the attendance and voting card (together with the ballot form, if any, provided by the Company); such electronic copy shall include the shareholder’s electronic signature or other form of identification of the shareholder, in accordance with the conditions set by the board of directors recorded in a resolution adopted for such purpose to ensure that this voting system includes adequate assurances regarding authenticity and the identity of the shareholder exercising his vote.

2. In order to be valid, a vote cast by any of the aforementioned means must be received by the Company before midnight on the day prior to the date the shareholders’ meeting is to be held on first call. Otherwise, the vote shall be deemed not to have been cast. The board of directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.

3. Shareholders casting their vote from a distance pursuant to the provisions of this article shall be deemed present for the purposes of constituting a quorum for the general shareholders’ meeting in question. Therefore, any proxies granted prior to the casting of such vote shall be deemed revoked and any such proxies thereafter granted shall be deemed not to have been granted.

4. Any vote cast from a distance as set forth in this article shall be rendered void by physical attendance at the meeting by the shareholder who cast such vote or by a transfer of shares of which the Company becomes aware.

5. The board of directors may expand upon the foregoing provisions, establishing such instructions, rules, means and procedures to document the casting of votes and grant of proxies by remote means of communication as may be appropriate, in accordance with the state of technology and conforming to any regulations issued in this regard and to the provisions of these bylaws. Furthermore, in order to prevent potential deception, the board of directors may take any measures required to ensure that anyone who has cast a distance vote or granted a proxy is duly empowered to do so pursuant to the provisions of these bylaws. Any implementing rules adopted by the board of directors pursuant to the provisions hereof shall be published on the Company’s website.

6. Remote attendance at the shareholders’ meeting via simultaneous teleconference and the casting of a remote, electronic vote shall be governed by the rules and regulations for the general meeting. The rules and regulations for the general meeting may give the board of directors the power to set regulations regarding all required procedural aspects, including, among other issues, how early a shareholder must connect in order to be deemed present, the procedure and rules applicable for shareholders attending remotely to exercise their rights, the identification that may be required of remote attendees, and their impact on how the list of attendees is compiled, all in compliance with the Law, the bylaws and the rules and regulations for the general shareholders’ meeting.

Article 18. Agenda

The Agenda shall be drawn up by the Board of Directors. No proposition may be discussed that is not included in the Agenda. The shareholders may request in advance of the Shareholders’ Meeting in writing, or likewise verbally, the reports or clarifications they deem appropriate in relation to the matters included on the Agenda.

Article 19. Powers and Remit of the Ordinary General Shareholders’ Meeting

The Ordinary General Shareholders’ Meeting is authorized:

(a)	To examine and approve, as the case may be, the financial statements of the previous year - the Balance Sheet, the Income Statement and the Notes to Financial Statements; the management report - filed by the governing body, and to scrutinize company governance.

(b)	To agree, as the case may be, to constitute voluntary and special reserves as deemed appropriate.

(c)	To decide what redemptions/amortizations to make in accordance with the proposal made by the governing body.

(d)	To resolve on distribution of income/losses.

(e)	To appoint auditors for the year in progress on the date that the Shareholders’ Meeting is held for the minimum term and until the maximum term allowed by Law, upon proposal by the Auditing Committee.

(f)	To examine and approve the Consolidated Management Report and Financial Statements, if any.

Article 20. Powers and remit of the General Shareholders’ Meetings.

The General Shareholders’ Meeting, whether Ordinary or Extraordinary, is authorized:

(a)	To appoint and remove Directors, as and when appropriate, pursuant to these Articles of Association and to the Law, establishing conditions for taking up the positions as seen fit, and also to fix the guarantees they must give or relieve them of them.

(b)	To agree the increase in or reduction of capital stock and the methods and conditions for carrying this out.

(c)	To agree amendment of the Articles of Association and dissolution and liquidation of the Company.

(d)	To deliberate and resolve as deemed appropriate, within the rules of the Articles of Association and legal provisions applicable, on the questions included in the Agenda, and likewise on any other matter that by Law or by these Articles of Association falls within the remit of the General Shareholders’ Meeting.

Article 21. Minutes

The deliberations of the Extraordinary and Ordinary General Shareholders’ Meetings shall be recorded in minutes drawn up pursuant to legal requirements and shall be signed by the Chairman and by the Secretary, or persons acting in their stead. The Minutes may be approved by the Shareholders’ Meeting itself subsequent to the Meeting having been held, and in default and within 15 days, by the Chairman and two scrutineers, one representing the majority and the other the minority.

Article 22. Board of Directors

The Company is governed and managed collectively by a Board of Directors, which is also entrusted with the representation of the Company in court and otherwise. Representation extends to all the acts deemed within the corporate purpose, conferring the widest possible powers to contract in general, to carry out all kinds of acts and business, and meet obligations or provisions of ordinary or extraordinary administration in relation to strict ownership, without exception but for those matters that by Law are the responsibility of the General Shareholders’ Meeting.

Article 22.bis: Conduct of the meetings

1. Board meetings may be held in several rooms at the same time, provided interactivity and intercommunication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting at all such rooms is thereby ensured. In such case, the connection system and, if applicable, the places where the technical means required to attend and participate in the meeting are available shall be set forth in the call to meeting. Resolutions shall be deemed to have been adopted at the place where the chairman is.

2. On an exceptional basis, and provided no director is opposed thereto, the board may also act in writing and without a meeting. In this latter case, the directors may cast their votes and make such comments as they wish to have recorded in the minutes by e-mail.

Article 23. Mandate, Termination and Co-optation

Directors shall be appointed for a period of five years, calculated from acceptance of the position. Directors may be reappointed once or more than once for periods of the same maximum duration. Reelection and also co-optation situations shall involve the person remaining in the position in the Board occupied by the reelected person or that was produced by the vacancy, provided these were those of the Chairman, Deputy Chairman, Secretary and Deputy Secretary, if any, or Director.

The provisions of article 137 of the Spanish Corporations Law shall be respected in the appointment of the Directors.

Directors shall cease as such on expiry of the term of their mandate, if they are not reelected, and in the case of cessation due to death, resignation, incapacity or removal, by resolution of the General Shareholders’ Meeting, or if the latter resolves to exercise the action for Directors’ liability, or to settle in relation thereto.

In the event of vacancies arising in the Board during the term of the mandate, the Board shall immediately appoint a new director who must be a shareholder pursuant to the provisions of Article 138 of the Spanish Corporations, and who shall occupy the position until the first General Shareholders’ Meeting meets, at which either the appointment shall be ratified, or if not a different person shall be appointed. In the case of co-operation, the new director shall occupy the same position as the one that is going to be replaced due to vacancy, except where this person was the Chief Executive Officer.

Article 24. Composition of the Board Of Directors

The Board of Directors shall be formed by no less than seven and no more than twelve Directors.

The Board of Directors shall choose a Chairman and as the case may be a Deputy Chairman from among its number. It shall also appoint a Secretary and as the case may be a Deputy Secretary, who need not be Directors, in which case they will not have a vote.

The Board shall meet when it is in the interests of the Company, and at least once a year. It shall be called by order of the Chairman, or in his absence or incapacity, the Deputy Chairman. The call shall be to the members of the Board personally by mail, telegram, telefax or by telephone with 15 days’ prior notice.

However, the Board shall be deemed validly convened, without the need for call, if all Directors attend it or they agree to it in writing. The Board shall be deemed validly convened where one half plus one of the directors attend in person or duly represented. Any Director may by writing have another Director represent him/her.

In relation to the method for deliberations and the adopting of resolutions, the following rules shall be observed: once the valid convening of the Board concerned has been determined, the Chairman shall bring the meeting to order and shall proceed to read the Agenda. Each item contained thereon shall be dealt with separately. The Chairman shall express his opinion where he so deems appropriate in relation to the resolutions of the Board, giving the opportunity for three speakers in favor and three against, as a minimum, at the end of which he shall give a summary of what has been said, then proceeding to the relevant vote, the result of which shall be recorded in the Minutes, with whatever else may be appropriate. With regard to all other matters, the provisions of the Law shall be applicable.

Resolutions shall be adopted where approved by:

(a)	One half plus one of the Directors present or represented, where general matters are concerned; and

(b)	Two thirds of the Directors, where the items provided for in Article 141 of the Spanish Corporations Law are concerned.

The position of Director is compensated. The compensation of Directors shall consist of a fixed amount agreed by the General Shareholders’ Meeting of the Company. The compensation of Directors need not necessarily be equal for all of them. Regardless of such compensation, travel expenses incurred by actions entrusted by the Board shall be reimbursed.

Without prejudice to the foregoing, the compensation of Directors may be made in the form of shares, stock option rights or rights referenced to the share price by means of the relevant resolution adopted by the General Shareholders’ Meeting in accordance with paragraph 2, Article 130 of the Spanish Corporations Law and any other legislation that may apply at any one time.

Article 24 bis.- Commissions of the Board of Directors

1. The Board of Directors may designate, pursuant to its own predictions established by Law, commissions with delegated powers, and designate from among the Directors the persons who will form them. To this end, it may draw up the regulations or internal rules that shall on an internal basis govern the functions thereof and scope of application, composition, functioning etc.

2. The Board of Directors shall set up and maintain an Audit and Monitoring Commission or an Audit Committee, which shall be mandatory. The Audit Committee shall on a permanent basis be made up by a minimum of 4 non-executive Directors designated by the Board of Directors.

3. The functions entrusted to the Audit Committee which cannot be delegated are:

a. To prepare the Financial Statements, together with half-yearly and quarterly financial statements, that must be sent to governing or market supervision bodies, making mention of internal monitoring systems, of control of monitoring thereof and compliance by means of internal audit, and likewise, where appropriate, of the accounting criteria applied.

b. To report to the Board of Directors any change in accounting criteria, and of balance sheet and other risks.

c. To report to the General Shareholders’ Meeting on questions raised by the shareholders in such Meeting where it is within the competence thereof.

d. To propose the appointment of external auditors to the Board of Directors for submission thereof to the General Shareholders’ Meeting.

e. To supervise internal audit services. The Committee shall have full access to the internal audit, and shall report during the process of selection, designation, renewal and removal of the director thereof and in the fixing of the remuneration of the latter, being obliged to report on the budget of this department.

f. To inform itself of the Company’s financial information processing and internal monitoring systems.

g. To be in touch with the external auditors in order to receive information on those questions that may put at risk the independence of the latter and any others relating to the process of carrying out the audit.

h. To call those Directors deemed pertinent to the Committee meetings to report on the lines agreed by the Audit Committee itself.

i. To draw up an annual report on the activities of the Audit Committee, which must be included in the management report.

4. Organization and functioning.

The Audit Committee shall meet as many times as is necessary to fulfill its functions and at least once every quarter.

The Audit Committee shall be deemed validly convened where the majority of its members are present. Attendance may only be delegated to a non-executive Director.

On the Inventory, Balance Sheet, Business Year and Distribution of Earnings

Article 25. Business year

The business year shall commence on January 1 and shall end on December 31 precisely. As an exception, in the first year, the business year shall commence on the date of granting of the articles of incorporation of the Company. On said date the Company shall also commence trading.

Article 26. Balance Sheet

Each year, as at December 31, the Financial Statements comprising the Balance Sheet, Income Statement and the Notes to Financial Statements shall be closed. For this purpose, the Directors of the Company must within a maximum period of three months from closing of the business year formulate the Financial Statements, the Management Report and the proposal for distribution of income/loss, and likewise the Consolidated Management Report and Financial Statements, if any.

Article 27. Right to Information

From the calling of the General Shareholders’ Meeting any shareholder may obtain from the Company, immediately and free of charge, those documents that must be subject to the approval thereof and the Auditor’s Report.

Mention of this right shall be made in the calling of the Shareholders’ Meeting.

Article 28. Distribution of Income

The Company’s net income shall be distributed pursuant to resolution of the General Shareholders’ Meeting pursuant to legal requirements.

Article 29. Transformation, Merger and Spin-off

Transformation, merger and spin-off of the Company shall be governed by the provisions of the Spanish Corporations Law.

Article 30. Dissolution

The Company shall be dissolved on the grounds provided for by the Law. The General Shareholders’ Meeting, at the Directors’ proposal, shall decide in accordance with the Law on the method of carrying out the liquidation, division and payment of the company’s surplus assets.